Exhibit 99.1

2 January 2024

Diversified Energy Company PLC

(“Diversified” or the “Company”)

Diversified Closes Value Enhancing Asset Sale

Diversified Energy Company PLC (LSE: DEC, NYSE: DEC) is pleased to announce that it has closed an innovative transaction (the “Transaction”) that has allowed the Company to unlock additional value from its current asset base at an attractive multiple while further enhancing liquidity and reducing leverage.

In summary, the Transaction consisted of the Company executing a sale of producing assets in Appalachia (the “Assets”) to a Special Purpose Vehicle (“SPV”; DP Lion Equity Holdco LLC) in which Diversified retained a 20% minority interest and operatorship of the Assets. The Transaction generated proceeds to the Company of approximately $200 million, comprised of an Asset Backed Securitization placed at the SPV and a sale of an 80% equity interest in the SPV for approximately $30 million. Proceeds (net of transaction-related costs) were used to repay outstanding borrowings under the Company’s Sustainability-Linked Loan (revolving credit facility), resulting in an approximate 12% reduction in net debt, and for general corporate purposes.

The implied valuation of the Transaction represents a multiple of 5.7 times the expected hedged 2024 EBITDA of approximately $35 million. The sold Assets owned by the SPV were previously included as collateral on the Company’s Sustainability-Linked Loan and had a PV-10 of approximately $230 million (gross production ~50 Mmcfe per day) based on forward looking commodity prices, which resulted in the borrowing base for the Company’s revolving credit facility being redetermined to $305 million.

Rusty Hutson, Jr., CEO of the Company, commented:

“This latest transaction further demonstrates the attractiveness of Diversified’s asset base that provides reliable production and consistency of cash flows. At an attractive multiple, this Transaction has provided a path for the Company to unlock additional value from our assets, reduce our outstanding debt, and enhance our liquidity.”

The Transaction constitutes a Class 2 transaction for the purposes of the Listing Rules, and this announcement is made in accordance with the Company's disclosure obligations pursuant to Chapter 10 of the Listing Rules.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
www.div.energy

FTI Consulting	DEC@fticonsulting.com
US & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Non-IFRS Financial Measures

The SPV prepares and presents its consolidated financial statements in accordance with International Financial Reporting Standards. However, management believes that EBITDA multiple, a non-IFRS financial measure, provides investors with additional useful information in evaluating the transaction. This non-IFRS measure is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We calculate and define EBITDA of the SPV as net income, adjusted to exclude: (1) interest expense, (2) income tax expense, and (3) depreciation and amortization. EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Some of the limitations of EBITDA include that (1) it does not reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and EBITDA does not reflect these capital expenditures, (3) it does not reflect tax payments that may represent a reduction in cash available to us and (4) it does not include certain non-recurring cash expenses that we do not believe are representative of the SPV’s business on a steady-state basis. Because of these limitations, when evaluating the SPV’s performance, you should consider Adjusted EBITDA alongside other financial measures, including the SPV’s net loss and other results stated in accordance with IFRS.

Additionally, management believes that the presentation of the non-IFRS financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating natural gas and oil companies and properties. PV-10 is not a measure of financial or operating performance under IFRS. PV-10 should not be considered as an alternative to the standardized measure as defined under IFRS. PV-10 differs from the standardized measure of discounted future net cash flows because it does not include the effects of income taxes. Neither PV-10 nor the standardized measure represents an estimate of fair market value of our natural gas and oil properties.

In reliance on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, we have not reconciled the forward-looking multiple of EBITDA of the SPV or the PV-10 of the Assets included above to the most directly comparable IFRS measure multiple because the comparable IFRS measure is not accessible on a forward-looking basis and the Company is unable to provide such reconciliations, without unreasonable effort, due to the inherent difficulty in predicting, with reasonable certainty, the future impact of items that are outside the control of the SPV or otherwise non-indicative of its or the Assets ongoing operating performance. Preparation of such reconciliations would require a forward-looking balance sheet, statement of income and statement of cash flow, prepared in accordance with IFRS, of the SPV and such forward-looking financial statements are unavailable to the SPV without unreasonable effort.